Vor Biopharma Inc.

500 Boylston Street, Suite 1350

Boston, MA 02116

February 2, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Crawford

RE:	Vor Biopharma Inc.

Registration Statement on Form S-3 (File No. 333-293052)

Request for Acceleration of Effective Date

Requested Date: February 4, 2026

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-293052) (the “Registration Statement”) to become effective on February 4, 2026, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP, counsel to the Registrant, at (212) 479-6474, or in his absence, David Brinton at (202) 776-2989.

Very truly yours,

Vor Biopharma Inc.

By:	/s/ Sandy Mahatme
Name:	Sandy Mahatme
Title:	Chief Financial Officer